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Kaitlin McGrath

Kaitlin.McGrath@dechert.com
+1 617 728 7116 Direct

October 16, 2024

U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christopher R. Bellacicco

Re:   T. Rowe Price OHA Flexible Credit Income Fund (the “Fund”) (File No. 811-23980)

Dear Mr. Bellacicco:

On behalf of the Fund, this correspondence is being filed for the purpose of responding to supplemental comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated to the undersigned of our firm telephonically on September 30, 2024 (the “Supplemental Comments”), with respect to (i) Amendment No. 1 (“Amendment No. 1”) to the Fund’s registration statement (the “Registration Statement”) on Form POS AMI, filed under the Investment Company Act of 1940 (the “1940 Act”) with the Securities and Exchange Commission (the “Commission”) on September 6, 2024, and (ii) prior correspondence filed on August 1, 2024 containing responses to the Staff’s initial comments (the “Prior Comments”), related to the Fund’s initial Registration Statement filed on July 2, 2024.

The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Terms not defined herein have the meanings set forth in the Registration Statement. Below, we describe the changes that will be made in a forthcoming further amendment to the Fund’s Registration Statement (“Amendment No. 2”) in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Comments Related to Prior Comments 5, 29, 36, and 42

Page 4 – Portfolio Compensation

1.	Comment: With respect to the response to Prior Comment 5(b), in respect of the loan selection process and the loans that the Fund plans to originate, please describe in disclosure the expected maturity and duration of such loans.

Response: The Fund has added the following disclosure in Amendment No. 2 in response to the Staff’s comment under “Investment Objective, Opportunities and Strategies – Portfolio Compensation”:

The Fund’s investments generally have stated terms of three to seven years, and the expected average life of the Fund’s investments is generally two to three years. However, there is no limit to the maturity or duration of any investment that the Fund may hold in its portfolio.

Page 78 – Special Purpose Entities

2.	Comment: With respect to the response to Prior Comment 29 (a) – (d), please supplementally confirm the inclusion, in an appropriate location in the prospectus, the following disclosure for any subsidiaries that are wholly-owned by the Fund or primarily controlled by the Fund and that primarily engage in investment activities in securities or other assets.

a.	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with such subsidiary.
b.	Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with such subsidiaries so that the Fund treats the subsidiary’s debt as its own for purposes of Section 18.
c.	Disclose that any investment adviser to such subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.
d.	Disclose that each such subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary, if any.

Response: The Fund confirms that it has incorporated disclosure in respect of (a), (b) and (d) in Amendment No. 2 in response to the Staff’s comment.

With respect to subsection (c) of the Staff’s comment, the Fund respectfully submits that additional disclosure is not necessary given that the Fund’s investment advisory agreement with the Adviser would encompass the management of the assets of such entities. No additional compensation is or would be paid by the Fund to the Adviser for the management of such entities’ assets other than the compensation set forth in the Fund’s investment advisory agreement. Like many other 1940 Act funds, the Fund expects that its lenders will require it to use wholly owned bankruptcy remote subsidiaries to obtain financing from them. These subsidiaries would rely on the Fund’s investment adviser to manage their assets pursuant to the terms of the Fund’s investment advisory agreement with the Adviser.

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The investment advisory agreement between the Fund and the Adviser has been filed as an exhibit to the Registration Statement and complies with the provisions of the 1940 Act, including Section 15 thereof.

3.	Comment: With respect to the response to Prior Comment 29(c), please supplementally confirm whether there will be any wholly owned subsidiaries that primarily engage in investment activities in securities or other assets, even if the subsidiary is not a regulated investment company. If so, please include as an exhibit to the registration statement the related investment advisory agreement between such subsidiary and its investment adviser as a material contract.

Response: The Fund notes that it does not presently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund which currently exist or may in the future exist. For example, the Fund may wholly own special purpose vehicles for various purposes, including for financing purposes. The Fund confirms that, to the extent it invests in wholly owned investment subsidiaries that are registered investment companies in the future, it will revise its disclosure, as appropriate, and include as an exhibit to the Registration Statement the related investment advisory agreement between such wholly owned investment subsidiary that is a registered investment company and its investment adviser as a material contract.

However, the Fund respectfully submits that any wholly owned investment subsidiary that is not a registered investment company under the 1940 Act is not required to comply with the requirements of Section 15 of the 1940 Act. Accordingly, although the provisions of such a potential future subsidiary’s advisory agreement may be similar to those of the Fund’s Section 15-compliant advisory agreement, we respectfully decline to disclose that any such subsidiary’s advisory agreement complies with the requirements of Section 15 of the 1940 Act. The Fund also respectfully disagrees that any such advisory agreement would be a material contract of the Fund requiring its inclusion as an exhibit to the Registration Statement, but notes that it would evaluate the materiality of any such advisory agreement in the future and make an appropriate determination in respect thereof.

Page 101 – Other Payments

4.	Comment: With respect to the response to Prior Comment 36, the Staff’s view is that the ability to provide investors with “bonus shares” is potentially a form of compensation to financial intermediaries. Please supplementally explain how the “bonus shares” arrangement discussed in the Fund’s response to Prior Comment 36 is not a “form of compensation” to the participating intermediaries under FINRA Rule 2341. In this regard, the Staff notes that the “bonus shares” arrangement may benefit such intermediaries by incentivizing their clients to invest with such financial intermediaries. If the “bonus shares”
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are compensation under FINRA Rule 2341, please explain how such compensation is consistent with the requirements of subsections (l)(4) and (l)(5) of FINRA Rule 2341. To the extent that any of the participating intermediaries are affiliated persons of the Fund, please explain how the foregoing “bonus shares” arrangement does not raise issues under Section 17(e) of the 1940 Act.

Response: The Fund respectfully disagrees with the Staff’s view that the “bonus shares” arrangement potentially amounts to a “form of compensation” to the participating financial intermediaries under FINRA Rule 2341, and the Fund has not identified any related FINRA advice that would suggest that such arrangements would be deemed a form of compensation for purposes of FINRA Rule 2341.

FINRA Rule 2341(l)(4) states that “[n]o member shall accept any cash compensation from an offeror unless such compensation is described in a current prospectus of the investment company.” Further, “cash compensation” is defined under FINRA Rule 2341 as “any discount, concession, fee, service fee, commission, asset-based sales charge, loan, override or cash employee benefit received in connection with the sale and distribution of investment company securities.” Under the Fund’s “bonus shares” arrangement, financial intermediaries will not be compensated with cash, or any of the other forms of “cash compensation” enumerated in FINRA Rule 2341. As noted in existing disclosure in the Registration Statement, any bonus shares would be transferred in whole to a participating financial intermediary’s clients. In light of this, the Fund submits that the “bonus shares” arrangement does not fall within the scope of FINRA Rule 2341(l)(4), as financial intermediaries will not receive any “cash compensation” for participating in the arrangement. Moreover, even if the Fund’s “bonus shares” arrangement did fall within the scope of FINRA Rule 2341(l)(4), the arrangement is described in the Fund’s prospectus.

FINRA Rule 2341(l)(5) provides that “[n]o member or person associated with a member shall directly or indirectly accept or make payments or offers of payments of any non-cash compensation….” FINRA Rule 2341 defines “non-cash compensation” to mean “any form of compensation received in connection with the sale and distribution of investment company securities that is not cash compensation, including but not limited to merchandise, gifts and prizes, travel expenses, meals and lodging.” Given the tangible and quantifiable nature of the non-cash compensation examples enumerated in FINRA Rule 2341(l)(5), it is clear that an intangible, theoretical “benefit” like the one cited by the Staff in relation to the “bonus shares” is insufficient to constitute compensation for purposes of FINRA Rule 2341(l)(5). The Fund is not aware of any provision of FINRA’s rules, including in Sections 2341(l)(4) or (l)(5), or FINRA statements commenting on or interpreting those provisions that restricts, limits or prohibits a shareholder benefit such as bonus shares or characterizes such a shareholder benefit as providing a speculative, intangible benefit to intermediaries by “incentivizing their clients to invest with such financial intermediaries.” Indeed, such an interpretation would seem to turn the purpose of distribution sales efforts on its

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head. All sales efforts and customer services are intended to incentivize clients to invest by highlighting the investment benefits of the product and the services provided by the intermediary that enhance the value of the investment. These are benefits enjoyed by the investor and the benefits are neither diminished nor compromised simply because the intermediary enjoys the reciprocal, but intangible, gratitude or good will of the investor. On account of the foregoing, the Fund respectfully disagrees with the Staff’s suggestions that the “bonus shares” arrangement constitutes “non-cash compensation” for purposes of FINRA Rule 2341(l)(5).

With respect to the second part of the Staff’s comment, the Fund confirms that none of the currently participating intermediaries are affiliated persons of the Fund, and it represents that no financial intermediaries participating in the “bonus shares” arrangement will be affiliated persons of the Fund.

Page B-19 – Compensation of Portfolio Managers

5.	Comment: With respect to the response to Prior Comment 42 and related disclosure regarding the Resource Sharing Agreement between the Adviser and OHA:

a.	Please supplementally explain to us how the Resource Sharing Agreement operates and why it is not an advisory contract within the meaning of the 1940 Act. In so doing, please address:

i.	the specific services OHA and its employees will provide on the Adviser’s behalf and why those services do not amount to advisory services provided to the Fund;

ii.	the extent to which the Adviser will depend on OHA’s personnel;

iii.	whether OHA personnel who provide investment advice with respect to the Fund will be supervised persons of the Adviser under Sec. 202(a)(25) of the Advisers Act;

iv.	whether and what fees are paid to OHA and by whom and whether they are paid pursuant to the Resource Sharing Agreement; and

v.	whether OHA is considered a fiduciary with respect to the Fund.

Response: The Fund respectfully acknowledges the Staff’s comment. The Adviser serves as the sole investment adviser to the Fund. OHA has not and will not enter into an investment advisory agreement with the Fund. Rather, OHA and the Adviser entered into the Resource Sharing Agreement pursuant to which

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OHA provides the Adviser, rather than the Fund, with investment professionals and access to its resources. Pursuant to the Resource Sharing Agreement, OHA provides resources to the Adviser only and does not provide investment advisory or other services of any kind to the Fund and does not receive any consideration from the Fund. Such resources, for example, relate to deal origination, credit underwriting, due diligence, execution and monitoring. Accordingly, the Resource Sharing Agreement does not amount to an advisory contract under the 1940 Act. The Fund respectfully submits that similar arrangements are commonplace where there are multiple registered investment advisers under common control.1

b. Please provide us with a copy of the Resource Sharing Agreement to review.

Response: The Fund acknowledges the Staff’s comment and has supplementally provided the staff with a copy of the Resource Sharing Agreement.

c. Please add risk disclosure about the Resource Sharing Agreement (e.g., that advisory services provided by the Adviser and are dependent on the Resource Sharing Agreement).

Response: The Fund has added the following risk disclosure regarding the Resource Sharing Agreement under “Other Risks Relating to the Fund — Senior Management Personnel of the Adviser” in Amendment No. 2 in response to the Staff’s comment:

Under a resource sharing agreement between the Adviser and OHA (the “Resource Sharing Agreement”), OHA has agreed to provide the Adviser with experienced investment professionals necessary to fulfill its obligations under the Advisory Agreement. The Resource Sharing Agreement, however, may be terminated by either party on 60 days’ notice. The Fund cannot assure shareholders that OHA will fulfill its obligations under the Resource Sharing Agreement. The Fund also cannot assure shareholders that the Adviser will enforce the Resource Sharing Agreement if OHA fails to perform, that such agreement will not be terminated by either party or that the Fund will continue to have access to the investment professionals of OHA and its affiliates or their information and deal flow.

1 OHA Private Credit Advisors II, L.P., the Adviser, is a subsidiary of Oak Hill Advisors, L.P., OHA. OHA is a subsidiary of T. Rowe Price Group, Inc.

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POS AMI

Page 5 – Unlisted Closed-End Fund

6.	Comment: With respect to the fourth bullet in this section, please provide the net investment needed for an investor to recover sales load and offering expenses.

Response: The Fund confirms that it has updated disclosure in Amendment No. 2 in response to the Staff’s comment as follows (new disclosure underlined, deleted disclosure ~~struck through~~):

If you pay the maximum aggregate 3.50% sales load and offering expenses, you must experience a total return on your net investment of ~~[~~4.11~~]~~% in order to recover these expenses.

Page 17 – Investment Objective, Opportunities and Strategies

7.	Comment: The Staff notes that disclosure currently states: “[t]he Fund’s investment objective and investment opportunities and strategies described in the Fund’s prospectus, except for the six investment restrictions designated as fundamental policies…” Please confirm the number of investment restrictions designated as fundamental policies.

Response: The Fund confirms that it has updated disclosure in Amendment No. 2 in response to the Staff’s comment as follows (new disclosure underlined, deleted disclosure ~~struck through~~):

The Fund’s investment objective and investment opportunities and strategies described in the Fund’s prospectus, except for the ~~six~~seven investment restrictions designated as fundamental policies, are not fundamental and may be changed by the board of trustees without shareholder approval.

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If you have any questions or comments concerning the foregoing, please contact the undersigned at 617-728-7116.

Very truly yours,

/s/ Kaitlin McGrath
Kaitlin McGrath
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